As filed with the Securities and Exchange Commission on April 6, 2011
File No. 812-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE
17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING JOINT TRANSACTIONS

OAKTREE FINANCE, LLC
OAKTREE CAPITAL MANAGEMENT, L.P.
OAKTREE MEZZANINE FUND III, L.P.

Communications, Notice and Order to:

Todd Molz
c/o Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071
(213) 830-6300

With copies to:

Michael Hoffman, Esq.
Richard Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of: OAKTREE FINANCE, LLC OAKTREE CAPITAL MANAGEMENT, L.P. OAKTREE MEZZANINE FUND III, L.P. File No. 812-
Application for an Order pursuant to Section 57(i) of the Investment Company Act of 1940, and Rule 17d-1 under the Act Authorizing Certain Joint Transactions Otherwise Prohibited by Section 57(a)(4) of the Act and Under Section 17(d) of the Act and Rule 17d-1 Under the Act Authorizing Joint Transactions.

Summary of Application

The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 57(i) of the Investment Company Act of 1940 (the "Act") and Rule 17d-1 promulgated under the Act,1 to the extent necessary to permit certain joint transactions that otherwise may be prohibited by the Act:

•	Oaktree Finance, LLC, on behalf of itself, its controlled affiliates and its successors (the "LLC");2

•	Oaktree Mezzanine Fund III, L.P., on behalf of itself, its controlled affiliates and its successors ("Fund III");

•
Oaktree Capital Management, L.P., on behalf of itself and its successors ("Oaktree"), and any future investment advisers controlling, controlled by or under common control with Oaktree that manage other Covered Accounts (defined below) and their successors (collectively with Oaktree, the "Adviser").

1	Unless otherwise indicated, all section and rule references herein are to the Act and the rules promulgated thereunder.

2	The term "successor" as applied to each Applicant (defined below) means an entity that results from any type of reorganization into another jurisdiction or change in the type of business organization.

The LLC, Fund III and the Adviser are referred to herein collectively as the "Applicants".  The Adviser may from time to time in the future manage other funds or accounts that are registered investment companies or business development companies or controlled affiliates thereof (such registered investment companies, business development companies and the BDC (as defined below) are sometimes referred to herein collectively as the "Registered Accounts").  The Adviser may from time to time in the future manage other funds or accounts that are not controlled affiliates of a Registered Account and that either are not investment companies in reliance on Section 3(c)(1) or 3(c)(7) of the Act or are organized outside of the U.S. and do not make public offerings in the U.S. and, in either case, may coinvest with a Registered Account (such unregistered accounts together with Fund III are sometimes referred to herein as the "Unregistered Accounts", and together with the Registered Accounts, as the "Covered Accounts").3

The relief requested in this application (the "Application") would permit the LLC, following its conversion to a business development company, and any other Registered Account to (a) coinvest contemporaneously with other Covered Accounts in private placement securities (defined below); (b) make follow-on investments contemporaneously with other Covered Accounts in private placement securities of issuers the securities of which are held by the applicable Registered Account and one or more other Covered Accounts ("Follow-On Investments"); and (c) exercise warrants, conversion privileges, and other rights associated with private placement securities acquired under (a) and (b) above (the potential actions described in (a), (b) and (c) being collectively referred to herein as the "proposed coinvestments"). Applicants do not seek relief for coinvestment transactions that would be permitted without an exemptive order under regulatory or interpretive guidance in effect from time to time, including at the present time, for example, transactions effected consistent with the Commission staff's position taken in Massachusetts Mutual Life Insurance Co.4 and SMC Capital, Inc.5 ("Permitted Transactions").  The phrase "private placement securities" is used in this Application to refer to primary issuances of securities relying on Section 4(2) of the Securities Act of 1933, Regulation D thereunder or a comparable exemption from the registration requirements of the Securities Act of 1933 in circumstances where the proposed acquisition by more than one Registered Account and/or Unregistered Account is not a Permitted Transaction, provided that a security will cease to be a private placement security for purposes of disposition at such time as it becomes publicly tradable.  The conditions and representations contained herein are not applicable to Permitted Transactions.

3
Each pooled investment vehicle or other investment account that currently intends to rely upon the requested Order has been named as an Applicant.  Any existing or future pooled investment vehicle or investment account that subsequently relies on the Order will comply with the terms and conditions of the Application.

4	No-Action Letter (pub. avail. June 7, 2000).

5	No-Action Letter (pub. avail. Sept. 5, 1995).

General Description of the Applicants

A.      The LLC

The LLC is a Delaware limited liability company organized under the Delaware Revised Limited Liability Company Act on March 3, 2011.  The LLC intends, in connection with an initial public offering of additional equity interests, to convert into a corporation that will operate as an externally managed, nondiversified, closed-end management investment company that will elect to be regulated as a business development company under the Act (the "BDC").6

The BDC will seek to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code").  Under applicable income tax regulations, this would require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of the BDC's consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of the BDC's consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the BDC's consolidated gross assets or more than 10% of that issuer's voting securities.

The LLC's investment objective is to generate current income and capital appreciation.  The LLC will seek to achieve its investment objective by investing in senior secured loans, including first lien, unitranche and second lien debt instruments (which are  referred to collectively as "senior loans"), mezzanine debt, and other junior securities issued by middle-market companies.  The phrase "mezzanine debt and other junior securities" is used in this Application to mean secured and unsecured debt securities subordinated to the first and/or second lien debt securities of an issuer and any "equity kickers" received or direct equity purchased in connection therewith.  The term "middle-market companies" refers to privately-held companies principally located in the United States with annual revenues between $25 million and $1 billion.  The term "leveraged" is used to describe these companies as they have non-investment grade debt outstanding or, if their debt is not explicitly rated, it is anticipated that such debt would be rated as non-investment grade based on their leverage levels and other terms.  The term "unitranche" refers to debt instruments that combine both senior and subordinated debt into one debt instrument.  Under normal market conditions, it is anticipated that a majority of value of the LLC's net assets will be invested in senior loans and  mezzanine debt and other junior securities.  It is anticipated that after the LLC’s conversion to the BDC and prior to receipt of the Order, the BDC will continue to invest primarily in senior loans of middle-market companies and after the receipt of the Order, the BDC will also continue to invest in mezzanine or other subordinated debt and equity securities of such companies.  It is anticipated that the LLC's initial investments will generally range between $10 to $30 million each, and that such range may thereafter vary proportionately with the size of the capital base of the LLC and BDC.

6
The conversion, which will be treated as a reorganization for purposes of note 2 above, may occur through one of any number of mechanisms, including, but not limited to a merger of the LLC with and into a corporation, an acquisition by a corporation of the assets of the LLC or a statutory conversion.

Currently, the LLC's members are Oaktree Capital II, L.P. and Oaktree Fund GP II, L.P., affiliates of the Adviser.  The LLC Members have made an aggregate of $75 million of capital commitments to the LLC.  Oaktree expects such capital to be called and invested over the next six months.

Following the conversion, the BDC's investment objective would be substantially similar to that of the LLC.  In addition, it is anticipated that in connection with completion of the LLC's conversion to a BDC and the BDC's initial public offering, the BDC will have a board of directors (the "Board") that will comply with Section 56(a) of the Act and the BDC's securities will be registered under the Securities Exchange Act of 1934.  It is also anticipated that Oaktree will serve as the BDC's investment adviser and manage the day-to-day operations of the BDC, subject to the oversight of the Board.

B.      Fund III

Fund III is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act on June 30, 2008.  Fund III held its initial closing in April 2009 and commenced investment operations on March 22, 2010.

Oaktree Mezzanine Fund III GP, L.P., a Delaware limited partnership, is the general partner of Fund III and Oaktree is the investment manager of Fund III.  By virtue of Section 3(c)(7) of the Act, Fund III is not, and will not seek to be registered as, an investment company.

Fund III's investment objective is to earn a high current return and achieve long-term capital appreciation without subjecting principal to undue risk.  To accomplish this objective, Fund III has been building a diversified portfolio comprised primarily of mezzanine debt and other junior securities with the investments in a specific issuer expected to typically range from $20 million to $50 million.  Fund III's strategy includes targeting companies with one or more of the following characteristics: sustainable cash flow, a proven management team, strong relative position in its market, and/or a well developed business strategy.  In addition, it is expected that a significant portion of Fund III's returns will be comprised of current income, with most of the balance coming in the form of up-front payments, prepayment premiums, and capital gains from "equity kickers" attached to mezzanine debt or other junior securities or from the purchase of direct equity in conjunction with a mezzanine debt or other junior securities investment.  Fund III's investment period will end on December 15, 2014, unless terminated earlier pursuant to the provisions of Fund III's limited partnership agreement.

Fund III's offering memorandum states that classification of an investment opportunity as appropriate or inappropriate for Fund III or any other funds managed by the Adviser will be made by Oaktree, in good faith, at the time of purchase.  Where potential overlaps with any other funds managed by the Adviser do exist, such opportunities will be allocated by Oaktree, in good faith, after taking into consideration the investment focus of each affected fund or account and following factors:  (a) the size, nature, and type of investment or sale opportunity; (b) principles of diversification of assets; (c) the investment guidelines and limitations governing any of such funds or accounts; (d) cash availability; (e)

the magnitude of the investment; (f) redemption/withdrawal requests received by such funds or accounts; (g) a determination by Oaktree that the investment or sale opportunity is inappropriate, in whole or in part, for one or more funds or accounts; (h) applicable transfer or assignment provisions; (i) proximity of a fund or account to the end of its specified term; (j) the investment focus of the funds or accounts; or (k) such other factors as Oaktree may reasonably deem relevant (all of the foregoing factors being hereinafter referred to as the "Investment Allocation Considerations").

Fund III is also subject to certain investment limitations as set forth below.

(a)        Fund III may not invest more than 10% of the capital commitments of the Fund III investors in the aggregate and based on cost in instruments issued by,  or with respect to, any one issuer or consolidated group of issuers (the "Single Issuer Threshold"), provided that Fund III may make commitments to purchase instruments issued by, or with respect to, any one issuer or consolidated group of issuers in excess of 10% of the capital commitments of the Fund III investors in the aggregate and based on cost if, at the time of such commitment, Fund III intends to syndicate such securities so that Fund III's holding would not exceed the Single Issuer Threshold upon the consummation of such syndication.  However, it is possible that such syndication may ultimately not occur and Fund III may continue to hold such scurrilities in excess of the Single Issuer Threshold.  Such an event is not a violation of this investment limitation.

(b)        Fund III may not invest more than the greater of (i) $250 million and (ii) 25% of the capital commitments of its investors in the aggregate and based on cost in any one industry.

(c)        Fund III may not invest more than the greater of (i) $200 million and (ii) 20% of the capital commitments of its investors in the aggregate and based on cost in securities or obligations of foreign entities.

(d)        Fund III may not invest more than the greater of (i) $100 million and (ii) 10% of the capital commitments of the Fund III investors in the aggregate and based on cost in common stock that is not purchased or acquired in connection with or related to a mezzanine or other debt financing provided by Fund III.

The foregoing investment limitations do not apply to any equity or debt securities issued by a special purpose vehicle where the equity of such special purpose vehicle is majority-owned by Fund III.  Compliance with the foregoing investment limitations will be measured at the time of investment and will not be affected by (a) subsequent fluctuations in the value of such investment or in Total Net Assets, (b) subsequent conversion or exchange transactions or (c) other subsequent events or circumstances.  As used in the preceding sentence, the "Total Net Assets" is the sum of the aggregate total net assets of Fund III and the aggregate remaining capital commitments of the Fund III investors, in each case, determined at the time of investment.  For purposes of determining compliance with the foregoing limitations, amounts available for investment will not be deemed to include amounts available through borrowing.

Notwithstanding the Single Issuer Threshold set forth above, the Adviser has represented to Fund III investors that Fund III will be given priority with respect to investments in mezzanine debt and other junior securities of any one issuer or consolidated group of issuers for amounts up to 3% of its capital commitments.

C.      Oaktree Capital Management, L.P.

Oaktree is a Delaware limited partnership formed on May 24, 2007 and is the successor to Oaktree Capital Management, LLC, which was formed on March 14, 1995 as a California limited liability company.  Oaktree is an investment adviser registered with the Commission under the Investment Advisers Act of 1940.  The general partner of Oaktree is Oaktree Holdings, Inc., all of the shares of which are owned by Oaktree Capital Group, LLC.  Oaktree, together with its affiliates, has over $82 billion of assets under management as of December 31, 2010.

D.      Mechanics of the Coinvestment Program

Upon issuance of the requested Order, one or more Registered Accounts may seek to coinvest with one or more Unregistered Accounts in private placement securities in accordance with the conditions set forth in this Application.  In selecting investments for   Registered Accounts and the Unregistered Accounts, the Adviser would select investments separately for each entity, considering in each case only the investment objectives, investment policies, investment position, capital available for investment and other pertinent factors applicable to that particular entity.  Given that (a) Fund III is focused primarily on mezzanine debt and other junior securities while the BDC also invests in senior loans and (b) the Adviser has pre-existing obligations to Fund III investors to preserve Fund III's priority, until the end of Fund III's investment period on December 14, 2014, Fund III will be given priority to invest in (including Follow-On Investments (defined below)) mezzanine debt and other junior securities over the BDC and any other Registered Accounts and Unregistered Accounts, provided that such investment is consistent with Fund III's investment limitations described above and any other investment limitations Fund III may adopt from time to time, and the Adviser will not generally recommend that other Registered Accounts and Unregistered Accounts coinvest with Fund III in mezzanine debt or other junior securities of a specific issuer unless Fund III is first given the opportunity to acquire mezzanine debt or other junior securities up to 3% of Fund III's Total Net Assets (the "Fund III Priority").  In cases in which such threshold would be exceeded, the Adviser would offer the BDC and the other Registered Accounts and Unregistered Accounts the opportunity to acquire up to the excess amount of mezzanine debt or other junior securities and any part of the portion up to 3% that Fund III determines not to take due to investment considerations at the time such as, for example, Fund III is already fully invested or has reached its desired level of industry or geographic concentration, subject to the conditions set forth in the Order.  The Fund III Priority is necessary under the Investment Allocation Considerations in light of Fund III's investment focus and Oaktree's need to comply with its pre-existing obligations to Fund III investors described above.  The Fund III Priority and any risks to the BDC related to coinvestments in accordance with the Fund III Priority would be disclosed in the BDC's prospectus.  No account other than Fund III would have any priority with respect to investments in mezzanine debt or other junior securities and, in cases in which a mezzanine debt or junior securities potential coinvestment subject to the Order was appropriate for and available to one or more of such other Registered Accounts and Unregistered Accounts and the BDC, the coinvestment would be made in accordance with the requirements of the Order.

E.      Reasons for Coinvesting

In the absence of the relief sought hereby, Registered Accounts would be limited in their ability to participate in attractive and appropriate investment opportunities.  Rule 17d-1 should not prevent investment companies and business development companies from making investments that are in the best interests of their shareholders.

The ability to participate in proposed coinvestments would benefit the Registered Accounts and their shareholders by increasing favorable investment opportunities available to them.  The Registered Accounts would be able to (i) participate in a larger pool of capital available for investment, thereby obtaining access to a larger number and greater variety of transactions; (ii) participate in larger transactions; (iii) have greater bargaining power to negotiate more favorable terms, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (v) have the opportunity through Oaktree to exercise greater influence on the portfolio companies in which a Registered Account and the other Covered Accounts invest.  In addition, the Registered Account would be able to participate (subject to the Fund III Priority) in all opportunities approved by the Registered Account's investment committee rather than risk underperformance through rotational allocation of opportunities between the other Covered Accounts, on the one hand, and the Registered Account on the other hand.

F.      Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

The Applicants believe that it would be in the best interests of a Registered Account to be able to coinvest with the Covered Accounts.  However, such coinvestments may be prohibited pursuant to Section 57(a)(4), Section 17(d) and Rule 17d-1.  Section 57(a)(4) makes it unlawful for any person who is related to a business development company in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the business development company is a joint or a joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to business development companies by Section 57(i), prohibits any person who is related to a business development company in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the business development company is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a business development company or a registered investment company in such joint transaction is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the Act

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following: (1) any director, officer, employee, or member of an advisory board of a business development company or any person (other than the business development company itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a business development company (except the business development company itself and any person who, if it were not directly or indirectly controlled by the business development company, would not be directly or indirectly under the control of a person who controls the business development company), or any person who is, within the meaning of Section 2(a)(3)(C), an affiliated person of such person.

Rule 57b-1 exempts certain persons otherwise related to a business development company in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a business development company; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in clause (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in clause (a) of the rule.

Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Section 2(a)(9) provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; a natural person shall be presumed not to be a controlled person; and that any such presumption may be rebutted.

Section 2(a)(3)(C) defines an "affiliated person" of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

G.      Need for Relief

Applicants submit that allowing coinvestment as proposed by this Application is justified on the basis of (i) the potential benefits to the Registered Accounts and their shareholders and (ii) the protections found in the terms and conditions set forth in this Application.  The Applicants believe that it would be in the best interests of each Registered Account to be able to coinvest with the Covered Accounts.  However, such coinvestments may be prohibited pursuant to Section 57(a)(4) and Section 17(d) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Covered Accounts fall within the category of persons described in Section 57(b), as modified by Rule 57b-1, or Section 17(d) and Rule 17d-1, in relation to the Registered Account in question.  Section 17(d), as implemented by Rule 17d-1 thereunder, prohibits affiliated persons (within the meaning of Section 2(a)(3)) and principal underwriters of a registered investment company and affiliated persons of such affiliated persons and principal underwriters from participating as principals in any joint arrangement with such registered investment company unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d-1.  A Registered Account and the other Covered Accounts may be subject to the prohibitions of Rule 17d-1 because they have been sponsored and managed by Oaktree or an affiliate of Oaktree and, accordingly, may be under common control within the meaning of Section 2(a)(3)(C).  Rule 17d-1(d)(5) may provide an exemption for coinvestments among a Registered Account and the other Registered Accounts.  This exemption, however, does not appear to extend to coinvestments with any Unregistered Accounts.

H.      Requested Relief

This Application seeks relief on a prospective basis (i) in order to avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each proposed coinvestment that arises in the future, (ii) in order to enable each Registered Account and the other Covered Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications, and (iii) in order to enable each Registered Account and the other Covered Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

The Applicants respectfully request an Order of the Commission pursuant to Section 57(i) and Rule 17d-1 to permit, subject to the terms and conditions set forth below in this Application (the "Conditions"), any or all of the Registered Accounts and the Unregistered Accounts to engage in the proposed coinvestments.

I.      Precedents

The Commission has granted coinvestment relief on numerous occasions in recent years.7  Although the various precedents involve minor differences in allocation formulae, approval procedures, and presumptions for coinvestment transactions to protect the interests of investors in Registered Accounts than the ones described in this Application, Applicants submit that the conditions set forth for the relief requested herein are consistent with the range of investor protections found in the cited orders.

J.      Applicants' Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) to apply to registered investment companies and was made applicable to business development companies by Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a Registered Account is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan

7
Ridgewood Capital Energy Growth Fund, LLC, et.al. (File No. 812-13569), Release No. IC-28982 (Oct. 23, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (Oct. 25, 2005) (notice); VC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al.  (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al.  (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc.  (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC-20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II, L.P.  (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P.  (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P.  (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) was designed to protect investment companies from self-dealing and overreaching by insiders.  The Commission has also taken notice that there may be transactions subject to these prohibitions which do not present the dangers of overreaching.  See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.  The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants."  Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the Conditions will ensure the protection of shareholders of the BDC and any future business development companies and registered funds managed by the Adviser and compliance with the purposes and policies of the Act with respect to the proposed transactions.  The Conditions are designed to ensure that principals of the Adviser would not be able to favor the Unregistered Accounts over a Registered Account through the allocation of investment opportunities between them.  Applicants submit that, in light of their different time horizons and investment policies, each Registered Account's and each Unregistered Account's participation in the proposed coinvestments will be consistent with the provisions, policies and the purposes of the Act and on a basis not different from or less advantageous than that of other participants.

K.      Proposed Conditions

Applicants agree that the Order would be subject to the following Conditions:

1.
Opportunity to Invest.  Each time that an Unregistered Account proposes to acquire private placement securities subject to the Order, the Adviser will make an initial determination of whether the acquisition of such private placement securities would be consistent with the investment objectives and policies of a Registered Account.  If the Adviser determines that such acquisition would be consistent with the investment objectives and policies of a Registered Account, subject to the Fund III Priority in the case of investment opportunities in mezzanine debt and other junior securities, the Adviser will offer each Registered Account for which such acquisition would be consistent with such Registered Account's investment objectives the opportunity to acquire a pro rata amount (based upon amounts available for investment by the applicable Registered Account(s) and the applicable Unregistered Account(s)) of such private placement securities up to the entire amount of the opportunity.  If one or more Registered Accounts or Unregistered Accounts declines the offer or accepts only a portion of the private placement securities offered to it, that portion of the private placement securities declined by such account may be allocated to the other Registered Accounts and Unregistered Accounts, based upon their amounts available for investment.

For purposes of this Condition 1, the phrase "amounts available for investment" includes available leverage and will take into account any limitation on a Registered Account's and an Unregistered Account's ability to make an investment due to its investment restrictions.

2.	Analysis of Investment.

(a)           If a Registered Account is offered the opportunity to coinvest pursuant to Condition 1, the Adviser will then determine the appropriate amount that the Registered Account should invest.  If the aggregate of the amount recommended by the Adviser to be invested by the Registered Account(s) and any Unregistered Account(s) in the same transaction exceeds the amount of the investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the amount available for investment by each Registered Account and each Unregistered Account participating in the transaction, subject to the Fund III Priority in the case of mezzanine debt and other junior securities.  The Adviser will provide the members of each participating Registered Account's joint transaction committee (each a "Joint Transactions Committee") with information concerning the amount of capital the relevant Registered Account and the other Covered Accounts have available for investment in order to assist the Joint Transactions Committee with its review of the Registered Account's investments for compliance with these allocation features.  All of the members of a Registered Account's Joint Transaction Committee will be directors who are not "interested persons" of the applicable Registered Account within the meaning of Section 2(a)(19) of the Act.

(b)           After making the determinations required in Condition 2(a) above, the Adviser will submit to the members of the applicable Joint Transactions Committees written information concerning the proposed coinvestment, including the amount proposed to be acquired by the Registered Account and each other Covered Account, the total available capital of the Registered Account and each other Covered Account and the details of any Permitted Transaction concerning the same issuer that the Registered Account may be consummating contemporaneously with the proposed coinvestment.  A Registered Account may coinvest in a private placement security only if a majority of the members of its Joint Transactions Committee who have no direct or indirect financial interest in the transaction ("Required Majority") determine that:

(i)
the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Registered Account and its shareholders and do not involve overreaching of the Registered Account or its shareholders on the part of any person concerned;

(ii)	the transaction is consistent with the Registered Account's investment objectives and policies; and

(iii)
the coinvestment by any other Covered Account would not disadvantage the Registered Account, and participation by the Registered Account would not be on a basis different from or less advantageous than that of the other participants.

3.
Declined Investment Reporting.  If the Adviser determines in particular transactions  that a Registered Account should not acquire any private placement securities offered to it pursuant to Condition 1 above, the Adviser will present its determinations to such Registered Account's Joint Transactions Committee no less frequently than quarterly.

4.
Terms of Investment.  A Registered Account and any Unregistered Account shall acquire private placement securities in reliance on the Order only if the terms, conditions, price, class of securities being purchased, registration rights, if any, and other rights are the same for each Registered Account and Unregistered Account participating in the coinvestment.  When more than one Registered Account proposes to coinvest in the same private placement securities, the Joint Transaction Committee of each Registered Account shall review the transaction, and make the determinations set forth in Condition 2 above, at or about the same time.

5.
Follow-On Investments.  Except as described below, no Registered Account or Unregistered Account may make a Follow-On Investment or exercise warrants, conversion privileges, or other rights (including the right to agree to material amendments to the terms of private placement securities acquired pursuant to the Order that would be treated as the issuance of a new security to the Registered Account or Unregistered Account), unless each Registered Account and Unregistered Account make such Follow-On Investment or exercise such warrants, conversion rights, or other rights at the same time and in amounts proportionate to their respective holdings of such private placement securities, subject to the Fund III Priority with respect to mezzanine debt and other junior securities.  If a Registered Account or Unregistered Account anticipates participating in a Follow-On Investment or exercising warrants, conversion rights, or other rights in an amount disproportionate to its holding (other than as a result of the Fund III Priority with respect to mezzanine debt and other junior securities), the Adviser will formulate a recommendation as to the proposed Follow-On Investment or exercise of rights by each participating Registered Account and submit the recommendation to the respective Joint Transactions Committees.  That recommendation will include an explanation of why an other Covered Account is not participating on a pro rata basis with the respective Registered Account.  Prior to any such disproportionate Follow-On Investment or exercise (other than as a result of the Fund III Priority with respect to mezzanine debt and other junior securities), a Registered Account must obtain approval for the transaction as set forth in Condition 2 above.  Transactions pursuant to this Condition 5 will be subject to the other Conditions set forth in this Application.

6.
Disposition.  Except as described below, no Unregistered Account will sell, exchange or otherwise dispose of any interest in any private placement securities, unless each Registered Account that owns an interest in the private placement securities has the opportunity to dispose of the interests at the same time, for the same unit consideration, on the same terms and conditions and in amounts proportionate to its holdings of the private placement securities.  If any Unregistered Account anticipates disposing of an interest in a private placement security that a Registered Account and an Unregistered Account acquired pursuant to this Order in an amount disproportionate to its holding, at a different time, for different consideration or on different terms and conditions from those of the Registered Account, the Adviser will formulate a recommendation as to the proposed participation by the Registered Account and submit the recommendation to the respective Registered Account's Joint Transactions Committee.  That recommendation will include an explanation of why an Unregistered Account is disposing of its interest in such private placement securities on terms different from those of each Registered Account which also holds such private placement securities.  A Registered Account will dispose of such private placement securities on disparate terms only to the extent that its Joint Transactions Committee, upon the affirmative vote of the Required Majority, determines that the disposition plan is in the best interests of the Registered Account, is fair and reasonable and does not involve overreaching of the Registered Account or its shareholders by any person concerned.

7.
Expenses.  The expenses, if any, associated with acquiring, holding or disposing of any private placement securities (including, without limitation, the expenses of the distribution of any securities sold in an offering registered under the Securities Act of 1933) shall, to the extent not payable solely by the Adviser under its investment management agreements with the Registered Accounts and Unregistered Accounts, be shared by the Registered Accounts and the Unregistered Accounts in proportion to the relative amounts of such private placement securities held or being acquired or disposed of, as the case may be, by the Registered Account and the Unregistered Accounts.

8.
Quarterly Reporting.  The Joint Transactions Committee of each Registered Account will be provided quarterly for its review all information concerning coinvestments and dispositions made by the applicable Registered Account and the other Covered Accounts pursuant to the Order, including investments made by the other Covered Accounts in which the Registered Account was eligible to, but declined to, participate and Follow-On Investments and dispositions effected on a pro rata basis, so that the Joint Transactions Committee may determine whether all investments and dispositions made during the preceding quarter, including those investments in which the Registered Account declined to participate and Follow-On Investments and dispositions effected on a pro rata basis, comply with the conditions of the Order. In addition, each Joint Transactions Committee will consider at least annually the continued appropriateness of the standards established for coinvestment by its Registered Account, including whether the use of the standards continues to be in the best interests of such Registered Account and its shareholders and does not involve overreaching on the part of any person concerned.

9.
Limitation on Follow-On Investments.  Except for a Follow-On Investment made pursuant to Condition 5 above, no investment will be made by a Registered Account in reliance on the Order in private placement securities of any entity if the Adviser knows or reasonably should know that an other Covered Account or any affiliated person of such other Covered Account (other than a person who is an affiliated person of such other Covered Account solely by reason of owning 5% or more, but not more than 25%, of the voting securities of one or more Covered Accounts) then currently holds a security issued by that entity.

10.
Fees.  Any transaction fee (including break-up or commitment fees but excluding brokerage fees contemplated by section 17(e)(2) of the Act) received in connection with a transaction entered into in reliance on the Order will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a) of the Act, and the account will earn a competitive rate of interest that also will be divided pro rata among the participants based on the amounts they invested or committed, as the case may be, in such transaction.  The Adviser will receive no additional compensation or remuneration of any kind as a result of or in connection with a coinvestment, or compensation for its services in sponsoring, structuring, or providing managerial assistance to an issuer of private placement securities that is not shared pro rata with the coinvesting Registered Account and other Covered Accounts, except that this condition will not prohibit affiliates of the Adviser from being paid reasonable compensation for services rendered to such issuers and approved by the Boards of the applicable Registered Accounts in accordance with positions taken by the Commission's staff.8

11.
Nomination of Directors.  If an Unregistered Account anticipates participating in a coinvestment transaction in reliance on the Order and anticipates gaining the right to nominate a director for election to a portfolio investment's board of directors or the right to have a board observer or similar right to participate in the governance or management of the portfolio investment and the portfolio investment is subject to the Order, but a coinvesting Registered Account does not gain the same right, such investment will not be approved for the Registered Account unless:

(a)
the Joint Transactions Committee of each Registered Account coinvesting in such portfolio investment pursuant to this Order has the right to ratify the selection of such director or board observer, if any; and

(b)
the Adviser agrees to, and does, provide periodic reports to the board of directors of each Registered Account coinvesting in such portfolio investment with respect to the actions of such director or the information received by such

8	The Flex-Fund, R. Meeder & Associates, Inc., No-Action Letter (pub. avail. Nov. 22, 1985).

board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio investment.

12.
Independent Directors.  No member of a Joint Transaction Committee will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any of the Unregistered Accounts.

13.	Records. The Registered Accounts will maintain the records required by the Act.

Procedural Matters

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

Oaktree Finance, LLC
Oaktree Capital Management, L.P.
Oaktree Mezzanine Fund III, L.P.
Attn: Todd Molz
c/o Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071
(213) 830-6300

Applicant further states that all written or oral communications concerning this Application should be directed to:

Michael Hoffman, Esq.
Rick Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

with copies to:

Oaktree Capital Management, L.P.
Attn: Todd Molz
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071
(213) 830-6300

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2(c)(1), Oaktree Finance, LLC states that its operating agreement vests in its manager full authority to conduct its business without approval by any other person and that Oaktree, the manager of such entity, vests in certain of its officers, including Todd Molz and Lisa Arakaki, full authority to file any document, on behalf of itself or the entities it directly or indirectly manages, with regulatory authorities without approval by any other person.

Oaktree Mezzanine Fund III, L.P. states that its limited partnership agreement vests in its general partner full authority to conduct its business without approval by any other person.  Oaktree Mezzanine Fund III GP, L.P., the general partner of such entity, vests in its general partner full authority to conduct its business without approval by any other person.  Oaktree Fund GP, LLC, the general partner of Oaktree Mezzanine Fund III GP, L.P., vests in its managing member full authority to conduct its business without approval by any other person.  Oaktree Fund GP I, L.P., the managing member of Oaktree Fund GP, LLC, vests in certain of its authorized signatories, including Todd Molz and Lisa Arakaki, full authority to file any document, on behalf of itself or the entities it directly or indirectly manages, with regulatory authorities without approval by any other person.

Pursuant to Rule 0-2(c)(1), Oaktree vests in certain of its officers, including Todd Molz and Lisa Arakaki, full authority to file any document, on behalf of itself or the entities it directly or indirectly manages, with regulatory authorities without approval by any other person.

Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Rule 17d-1 granting the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: April 6, 2011

OAKTREE FINANCE, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Managing Director and General Counsel

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Managing Director and General Counsel

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE MEZZANINE FUND III, L.P.

By:	Oaktree Mezzanine Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Authorized Signatory

EXHIBIT A-1

VERIFICATION

State of California	)
	:	ss:
County of Los Angeles	)

The undersigned, being duly sworn, deposes and says that they have duly executed the foregoing attached application for and on behalf of Oaktree Finance, LLC, Oaktree Mezzanine Fund III, L.P. and Oaktree Capital Management, L.P., as the case may be, that they hold the office with such entity as indicated above and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such application has been taken.  The undersigned further states that they are familiar with such application and the contents thereof and that the facts set forth therein are true to the best of their knowledge, information and belief.

/s/ Todd Molz
Name:	Todd Molz

/s/ Lisa Arakaki
Name:	Lisa Arakaki

Subscribed and sworn to before
me, the undersigned Notary Public,
this 6th day of April, 2011, who proved to me on the basis of satisfactory evidence to be the persons who appeared before me.

Notary Public /s/ Jobeth A. Linstrot

My Commission expires:	January 29, 2013	[SEAL]	Jobeth A. Linstrot
Commission # 1834036 Notary Public - California Los Angeles County My Comm. Expires Jan. 29, 2013